Garrett Music Academy, LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-17,739.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-3,132.64
Inventory Asset	0.00
Capital One 9980	1,551.37
Olio	0.00
Comptroller of Maryland Payable	549.26
Gift Certificate	-10,647.43
Payroll Liabilities	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:MD Income Tax	0.00
Payroll Liabilities:MD Unemployment Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-11,679.44**
Net cash provided by operating activities	**$ -29,418.71**
INVESTING ACTIVITIES	
Shareholder Loan	-56,342.99
Net cash provided by investing activities	**$ -56,342.99**
FINANCING ACTIVITIES	
Capital Loan	0.00
Loan Payable - Quarter Spot	-36,469.31
Loan Payable Nicole	120,813.34
Paypal FeeLoan Builder	0.00
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Shareholder Distribution	0.00
Net cash provided by financing activities	**$84,344.03**
NET CASH INCREASE FOR PERIOD	**$ -1,417.67**
Cash at beginning of period	-2,061.04
CASH AT END OF PERIOD	**$ -3,478.71**